BioLargo, Inc. 16333 Phoebe La Mirada, CA 90638 Telephone: 949.643.9540 Facsimile: 949.625.9819

VIA FACSIMILE
(703) 813-6968

October 26, 2010

Mindy Hooker
Division of Corporate Finance
Securities & Exchange Commission
Washington, DC 20549

RE:          BioLargo, Inc.
Form 10-K for fiscal year ended December, 31, 2009
Form 10-Q for the quarter ended March 31, 2010
Form 10-Q for the quarter ended June 30, 2010
File No. 0-19709

Dear Ms. Hooker:

I am legal counsel for BioLargo, Inc. (“BioLargo”) and write this letter in response to your letter dated October 5, 2010, which the company received via facsimile from your office on October 7, 2010.

Comment 1

Exchange Act Rule 13a-15(d) defines “disclosure controls and procedures” to mean controls and procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Security and Exchange Commission’s (“SEC”) rules and forms. The definition further states that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

BioLargo believes its disclosure controls and procedures are “effective” because its president, Dennis P. Calvert, is responsible for all aspects of the business, and closely monitors all operations, expenditures and executable transactions, with appropriate oversight by the board of directors. On a daily basis, Mr. Calvert personally interacts with the two other employees of the company, and regularly with the outside consultants, professionals, advisors and Board of Directors. Mr. Calvert is directly involved in every material development of the company, and routinely interacts with the company’s Chief Financial Officer and legal counsel with respect to each such developments. Additionally, Mr. Calvert is the only one authorized by the board to sign contracts on behalf of the company.

As well, Mr. Calvert, Mr. Dargan, the Chief Financial Officer, and myself, as General Counsel, regularly communicate as to appropriate updates in disclosure requirements and accounting and reporting procedures. These updates are disseminated to the Company and to the Board of Directors. Mr. Calvert and Mr. Dargan keep the board and its committees apprised of the disclosure rules and procedures through scheduled regular meetings and informal telephonic communications.

All information that is required to be disclosed by BioLargo in the reports that it files or submits under the Exchange Act is known by Mr. Calvert, Mr. Dargan and myself, who can then task the appropriate person or persons, including one of us, to evaluate the company’s disclosure obligation and, if applicable, file the necessary report(s).

With respect to the items noted that need improvement and at the time this report was filed, up until recently, it was believed that Small Business issuers would be subject to audit attestation requirement set forth in Rule 404(b). BioLargo believed that if its controls and procedures were to be audited, it may be required to implement further controls and procedures for such purpose. The statement in the company’s annual report “Additional steps that we believe that we must undertake are to, among other things, design and implement adequate systems of accounting and financial statement disclosure controls during the current fiscal year to comply with the requirements of the SEC” was specifically included to address the audit requirements.

The company also believed that, based on anticipated operational growth and complexity, and increased operational revenue, for it to ensure that its controls and procedures remained effective into the future, it would need to implement additional controls and procedures which would require additional financial resources, require the retention of outside consulting services, additional personal, legal advice, and potentially the reallocation of responsibilities among the company’s various executives.  The Company has not grown as anticipated and it believes that it will not require additional outside consulting services or the reallocation of the responsibilities among the company’s various executives in continuing to meet its disclosure control and procedure requirements until such growth is reached.

Comment 2

Please see Attachment A for Management’s assessment of the effectiveness of internal control over financial reporting as required by Item 308(a)(3) of Regulation S-K.

Management does not believe that its failure to include its assessment of the effectiveness of internal control over financial reporting impacts its conclusion that is disclosure controls and procedures are effective. The failure to include the assessment was the result of a clerical error that was overlooked by the company’s management. It was not a result of the failure of a control mechanism or procedure. Management does not believe that its omission would warrant a significant deficiency or otherwise identify a material weakness in the company’s disclosure controls and procedures.

Comment 3

The company acknowledges that certain of the paragraph 4 introductory language required by Item 601(b)(31) of Regulation S-K was inadvertently omitted, and respectfully points out that paragraph 4(b), and not 4(c), was omitted.

Given the change in the one omission under Comment 3, and the explanations provided in Comments 1 and 2, the company believes that the changes would not be material in all respects to the presentation of the financial statements and other financial disclosures in our From 10K for the period ended December 31, 2009 and in our Form 10Q for the periods ended March 31, and June 30, 2010, and respectfully requests that it not be required to amend.

We will ensure that these items are clarified and properly disclosed, as required, in our next Form 10-Q for the quarter ended September 30, 2010.

Finally, as requested, BioLargo, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC; that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and it may not assert staff comments as a defense in any proceeding initiated with the SEC or any person under the federal securities laws of the United States.

Sincerely,
BioLargo, Inc.

/s/John R. Browning
By: ________________________
John R. Browning
General Counsel

Attachment A

Management’s assessment of the effectiveness of internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and the Chief Financial Officer, we have established internal control procedures in accordance with the guidelines established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) for smaller public companies, and through its evaluation of those internal control procedures, our management concluded that our internal controls over financial reporting are effective as of December 31, 2009.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only management’s report in this Annual Report.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls or our internal control over financial reporting, or any system we design or implement in the future, will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

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